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                          February 28, 2024

       Mark Radom
       General Counsel
       Connexa Sports Technologies Inc.
       2709 N. Rolling Road , Suite 138
       Windsor Mill , MD 21244

                                                        Re: Connexa Sports
Technologies Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on February
23, 2024
                                                            File No. 333-277336

       Dear Mark Radom:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at 202-551-4985 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing